As filed with the Securities and Exchange Commission on May 29, 1998



                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM S-8
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                             SAMSONITE CORPORATION
             (Exact name of Registrant as specified in its charter)

          DELAWARE                                       36-3511556
(State or other jurisdiction of                      (I.R.S. Employer
incorporation or organization)                     Identification Number)

                             11200 EAST 45TH AVENUE
                             DENVER, COLORADO 80239
                                 (303) 373-2000
    (Address, including zip code, and telephone number, including area code, of Registrant's Principal Executive Offices)

                    AGREEMENT BETWEEN SAMSONITE CORPORATION
                               AND LUC VAN NEVEL

                    AGREEMENT BETWEEN SAMSONITE CORPORATION
                             AND THOMAS R. SANDLER
                           (Full title of the Plans)

                               D. MICHAEL CLAYTON
                             SAMSONITE CORPORATION
                             11200 EAST 45TH AVENUE
                          DENVER, COLORADO 80239-3018
                                 (303) 373-6174
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   COPIES TO:
                               JEFFREY M. KNETSCH
                   BROWNSTEIN HYATT FARBER & STRICKLAND, P.C.
                       410 SEVENTEENTH STREET, 22ND FLOOR
                             DENVER, COLORADO 80202
                                 (303) 534-6335

                        CALCULATION OF REGISTRATION FEE


                                                            Proposed Maximum     Proposed Maximum
Title of Securities                       Amount to be       Offering Price      Aggregate Offering    Amount of
to be Registered                           Registered         Per Share(1)           Price(1)        Registration Fee
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share          77,778            $28.66             $2,229,117           $675.49
---------------------------------------------------------------------------------------------------------------------

(1) This calculation is made solely for the purpose of determining the registration fee pursuant to the provisions of Rule 457(h) under the Securities Act of 1933 (the "Act") on the basis of the average of the high and low price per share of Common Stock on the National Market System of the National Association of Securities Dealers Automated Quotation System ("Nasdaq") as of May 27, 1998 (within 5 business days prior to filing this Registration Statement).

     Approximate Date of Commencement of Proposed Sales Pursuant to the Plan:
     -----------------------------------------------------------------------
     As soon as practicable after the effective date of this Registration Statement.

     This Registration Statement shall be deemed to cover securities resulting from stock splits, stock dividends or similar transactions as provided by Rule 416 of the Act.

PROSPECTUS
----------


                             SAMSONITE CORPORATION

                         77,778 Shares of Common Stock



     This Prospectus is being used in connection with the offering from time to time of up to 77,778 shares of common stock, $.01 par value per share of Samsonite Corporation ("Samsonite" or the "Company") (the "Common Stock") and the associated preferred stock purchase rights (the "Rights") (the Common Stock and the Rights are herein referred to as the "Shares") by certain stockholders who may be deemed to be affiliates ("Selling Stockholders") of the Company. The Company will not receive any of the proceeds from the sale of the Shares.

     The Shares may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the National Association of Securities Dealers Automated Quotation System ("NASDAQ"), in the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1993, as amended (the "Act") in connection with such sales. All discounts, commissions or fees incurred in connection with the sale of the Shares will be paid by the Selling Stockholders or by the purchasers of the Shares, except that the expenses of preparing and filing this Prospectus and the related Registration Statement with the Securities and Exchange Commission (the "Commission"), and of registering or qualifying the Shares, will be paid by the Company.

     The Common Stock of the Company is listed on The NASDAQ Market System under the symbol SAMC.
                            ________________________

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ________________________

SEE RISK FACTORS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SHARES OFFERED HEREBY.
                            ________________________

                         The date of this Prospectus is
                                  May 29, 1998

     No person is authorized to give any information or to make any representations, other than as contained herein, in connection with the offer made in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the Shares offered by this Prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy any Shares offered hereby to any person in any jurisdiction where it is unlawful to make such an offer or solicitation to such person. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that information contained herein is correct as of any time subsequent to the date hereof.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information filed by the Company with the Commission may be inspected and copies at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at: 75 Park Place, 14th Floor, New York, New York 10007 and Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained upon written request addressed to the Commission at the Public Reference Section, at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on NASDAQ and reports and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. The Commission also maintains a Web site that contains reports, proxy and information statements and other materials that are filed through the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. This Web site can be accessed at http://www.sec.gov.

     The Company has filed a registration statement (the "Registration Statement") on Form S-8 with respect to the Shares offered hereby with the Commission under the Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any agreement, instrument or other document referred to are not necessarily complete. With respect to each such agreement, instrument or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

     In addition, the Company will provide without charge to each person to whom this Prospectus is delivered, upon either the written or oral request of such person, the Annual Report on Form 10-K for the Company's latest fiscal year and a copy of any or all of the documents incorporated herein by reference other than exhibits to such documents. See "INCORPORATION OF DOCUMENTS BY REFERENCE." Such requests should be directed to Samsonite Corporation, 11200 East 45th Avenue, Denver, Colorado 80239-3018, Attention: Secretary.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The Annual Report on Form 10-K for the fiscal year ended January 31, 1998 and Reports on Form 8-K dated May 13, 1998 and May 20, 1998 filed with the Commission by the Company are incorporated by reference by this Prospectus. The description of the Company's common stock, par value $.01 per share contained in the Company's Registration Statement on Form 8-A filed on June 14, 1994 under the Exchange Act (File No. 0-23214), including any subsequent amendment or any report filed for the purpose of updating such description; and the description of the Rights contained in the Company's Registration Statement on Form 8-A filed May 13, 1998 under the Exchange Act (File No. 0-23214), including any subsequent amendment or any report filed for the purpose of updating such descriptions, are incorporated by reference by this Prospectus.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the filing of the post-effective amendment indicating that all of the Shares offered hereby have been sold or deregistering all of the Shares that at the time of such post-effective amendment remain unsold, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained herein or in any documents incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                               TABLE OF CONTENTS

THE COMPANY...............................................................  I-4

RISK FACTORS..............................................................  I-4

SELLING STOCKHOLDERS......................................................  I-9

PLAN OF DISTRIBUTION......................................................  I-9

EXPERTS...................................................................  I-9

                                  THE COMPANY

     Samsonite Corporation is one of the world's largest manufacturers and distributors of luggage. The Company markets its products primarily under the SAMSONITE(R), AMERICAN TOURISTER(R), and LARK(R), brand names. The Samsonite brand enjoys worldwide recognition and is the leading brand of luggage products in the United States and Europe. American Tourister is the second most recognized brand of luggage in the United States. Following the Company's acquisition of American Tourister, Inc. in August 1993, the Company introduced the American Tourister brand in Europe. The Lark brand is well-recognized in the United States and competes in the premium segment of the luggage market. Samsonite and American Tourister luggage products have been manufactured and sold continuously since the 1930's.

     The Company recently announced a planned recapitalization of the Company (the "Recapitalization") involving the repurchase pursuant to a tender offer (the "Tender Offer") of up to 12 million shares of Common Stock at a purchase price of $40.00 per share (up to $480 million in the aggregate) and the refinancing of certain existing indebtedness. The Company intends to finance the Recapitalization through the sale of $350 million of senior subordinated notes (the "Notes"), $175 million of redeemable senior preferred stock, and a new senior credit facility (the "New Credit Facility"). The Recapitalization is conditioned on the Company's having obtained sufficient financing to purchase the shares of common stock pursuant to the Tender Offer, to refinance existing indebtedness and to pay related fees and expenses.

                                  RISK FACTORS

     In addition to the other information set forth in this Prospectus, investors should consider carefully the information set forth below before making an investment in the Common Stock offered hereby.

SUBSTANTIAL LEVERAGE; ABILITY TO SERVICE INDEBTEDNESS

     As a result of the Recapitalization (if consummated), the Company will be highly leveraged. After giving proforma effect to the Recapitalization, as of January 31, 1998, the Company would have had total indebtedness of $524.3 million and stockholders' equity would have been a deficit of $279.3 million. The New Credit Facility and the indenture pursuant to which the Notes are to be issued will permit the Company to incur or guarantee certain additional indebtedness, subject to certain limitations.

     In addition, this substantial leverage will have a negative effect on the Company's net income. For the fiscal year ended January 31, 1998, the Company's net income on a pro forma basis as adjusted to give effect to the Recapitalization would have been $12.7 million, including non-recurring gains, net of tax expense, of approximately $20.3 million, compared to the historical net income of $40.7 million for such period. Pro forma net interest expense would have been $49.2 million for the year ended January 31, 1998, as compared to $17.3 million for the same period on an historical basis. Pro forma net interest expense is based on Company estimates of interest rates at the time that the Recapitalization is expected to be consummated.

     This high degree of leverage could have important consequences to stockholders, including but not limited to the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired in the future; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for its operations and other purposes, including capital expenditures; (iii) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a competitive disadvantage; (iv) the Company may be hindered in its ability to adjust rapidly to changing market conditions; and (v) the Company's substantial degree of leverage could make it more vulnerable in the event of a downturn in general economic conditions or its business or changing market conditions.

     The Company's ability to repay or to refinance its obligations with respect to its indebtedness will depend on its future financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to certain financial, business, economic and other factors, many of which are beyond the Company's control. These factors could include operating difficulties, increased operating costs, product pricing pressures, the response of competitors, and delays in implementing strategic plans. The Company's ability to meet its debt service and other obligations may depend in significant part on the extent to which the Company can implement successfully its business strategy. There can be no assurance that the Company will be able to implement its strategy fully or that the anticipated results of its strategy will be realized.

     If the Company's cash flow and capital resources are insufficient to fund its debt service obligations, the Company may be forced to reduce or delay capital expenditures, sell assets, or seek to obtain additional equity capital, or to refinance or restructure its debt. There can be no assurance that the Company's cash flow and capital resources will be sufficient for payment of principal, premium, if any, and interest on its indebtedness in the future, or that any such alternative measures would be successful or would permit the Company to meet its scheduled debt service obligations. In addition, because the Company's obligations under the New Credit Facility will bear interest at floating rates, an increase in interest rates could adversely affect, among other things, the Company's ability to meet its financing obligations.

RECENT EVENTS AND PROPOSED RECAPITALIZATION

     On January 7, 1998, the Company announced it had engaged Goldman, Sachs & Co. as financial advisor to assist in the process of exploring various strategic alternatives designed to enhance shareholder value. On March 20, 1998, the Board of Directors approved a recapitalization plan, pursuant to which the Company planned to pay a special cash dividend to stockholders of $12.50 per share. Consummation of this recapitalization plan and payment of the $12.50 dividend per share was subject to a number of conditions, including the closing of a new bank credit facility, the successful retirement of the Company's outstanding 11 1/8% Series B Subordinated Notes (the "Series B Notes") (which were substantially retired in April 1998 as discussed below), and declaration of the dividend by the Company's Board of Directors. The Company also previously announced that it was engaged in discussions with third parties concerning a possible transaction whereby approximately 50% of the Company's equity would be acquired by a third party and shareholders would receive cash payments in the range of $30.00 per share and retain a significant equity interest in the Company. The Company expects to record charges in the second quarter of fiscal 1999 for financial, legal and other expenses associated with the process of exploring these alternative plans which were not ultimately consummated.

     The Company completed a tender offer on April 23, 1998 for $52.3 million out of the $52.8 million outstanding principal amount of the Series B Notes at a price of $115.35 per $100 of principal. The Company's existing credit facility was amended to allow for financing the retirement of the Series B Notes from borrowings thereunder. The Company will incur a pre-tax charge to earnings of approximately $10 million during the first quarter of fiscal 1999 for the premium paid to repurchase the Series B Notes and other charges related to the transaction.

     On March 23, 1998, the Company announced a restructuring of its Torhout, Belgium manufacturing operations. The Company will record a pre-tax charge of approximately $2.6 million during the first quarter of fiscal 1999 in connection with the restructuring. The restructuring provision is primarily related to termination and severance costs for the elimination of approximately 111 positions.

     The Company expects U.S. wholesale sales to be depressed through at least the first half of fiscal 1999 because of various market factors which affected U.S. wholesale sales in fiscal 1998, including the adverse impact of price increases and pricing strategies, market disruptions and retailer discounting issues associated with various forms of cross distribution-channel sales, and forecasting and production scheduling errors. Commencing in February 1998, management began a detailed study and evaluation of the Company's U.S. hardside production operations in light of declining U.S. hardside sales and various marketing issues that the Company is encountering in the United States. These issues, as well as the decision to source international hardside products from other production facilities located closer to the Company's international customers, instead of from its Denver plant, have resulted in an inventory build-up and reduced hardside production requirements in the United States. Based on management's evaluation, on May 14, 1998, the Company approved a plan to further restructure its U.S. production operations to bring the unit volume and workforce in the Denver plant into line with expected sales and to achieve a better balance between fixed and variable costs with respect to this facility. The restructuring plan calls for a substantial reduction in workforce, as well as the disposal of molding and other equipment that represents excess capacity. As a result, during the second quarter of fiscal 1999, the Company will record a restructuring charge of approximately $5.5 million (of which approximately $2.2 million is non-cash). The Company also expects to incur additional cash costs of approximately $0.3 million in connection with the restructuring plan that will be expensed as they are incurred. The Company expects that the restructuring will be completed in approximately 60 days, and that the annualized cost savings from the restructuring will be approximately $5.9 million. The foregoing estimate of annual costs savings constitutes forward looking information and involves known and unknown risks, uncertainties and other factors that may cause actual cost savings to be materially different from the foregoing estimate. In addition to the general factors discussed under "Risk Factors - Implementation of Business Strategy; Forward Looking Statements," such estimate of annual cost savings is based on a variety of other factors and was derived utilizing numerous important assumptions, including (i) achieving estimated reductions in headcount at currently projected severance cost levels, while maintaining work flow, (ii) achieving a sufficient level of sales necessary to yield planned production efficiencies and absorption of fixed costs, (iii) eliminating certain components of fixed overhead without affecting the Company's ability to manage the downsized production facility efficiently, (iv) the willingness of the affected employees to accept more flexible work rules and (v) no disruption to planned production schedules. The failure of one or more of these assumptions to be realized may cause the actual annual cost savings to differ materially from the foregoing estimate.

     The Company is evaluating its investment in Chia Tai Samsonite (H.K.) Ltd., a 50% owned joint venture formed to manufacture and distribute luggage in China which is encountering difficulties in achieving an adequate level of sales and distribution to support operational expenses and finding qualified personnel to manage the joint venture. As a result of this evaluation, the Company may incur a charge in fiscal 1999 related to the disposal or liquidation of this investment. At January 31, 1998, the Company had a net investment of approximately $2.4 million in this joint venture.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; CURRENCY RISKS

     Approximately 48% of the Company's net sales for fiscal 1998 were attributable to its European sales and other foreign operations and export sales from the United States. In addition to its European manufacturing and distribution subsidiaries, the Company has a 100% owned Mexican manufacturing and distribution company and is a partner in joint ventures in Singapore, South Korea, India, Brazil and China. The Company also has a wholly owned distribution organization in Hong Kong. The Company's operations may be affected by economic, political and governmental conditions in some of the countries where the Company has manufacturing facilities or where its products are sold. In addition, factors such as changes in economic or political conditions in any of the countries in which the Company operates could result in unfavorable exchange rates, new or additional currency or exchange controls, other restrictions being imposed on the operations of the Company, or expropriation. The Company's operations may also be adversely affected by significant fluctuations in the value of the U.S. dollar or the failure of a partner in an international joint venture to meet performance expectations.
When appropriate, the Company enters into foreign exchange contracts in order to reduce its economic exposure on certain foreign operations and/or royalty agreements through the use of forward delivery commitments.

COMPETITION

  The Company competes with many domestic and international companies in its global markets. Samsonite competes on brand name, consumer advertising, product innovation, quality, differentiation of product features, customer service, and price. The worldwide luggage market is highly fragmented, with the vast majority of individual competitors having annual sales that are less than 10% of the Company's sales; nevertheless, the Company has many competitors. Barriers to entry into the manufacturing of softside luggage are very low and the Company faces competition from many low cost manufacturers of inexpensive, softside luggage products. In contrast to the softside luggage market, more significant capital costs are necessary to enter the manufacturing of hardside luggage; nonetheless, the Company has several hardside luggage competitors in its major U.S. and European markets.

RESTRICTIVE COVENANTS

  In connection with the Recapitalization, the Company and its principal European subsidiary are expected to enter into the New Credit Facility. The New Credit Facility is expected to contain numerous financial and operating covenants, including restrictions on the ability of the Company to pay dividends; incur indebtedness; merge, consolidate or transfer all or substantially all of its assets; make certain sales of assets; make investments in joint ventures; make capital expenditures; create, incur or permit the existence of certain liens, and requires the Company to achieve and maintain certain financial ratios. Such financial covenants will affect the operating flexibility of the Company. The failure to comply with the covenants would result in a default and permit the lenders under the New Credit Facility to accelerate the maturity of the indebtedness issued thereunder, and the Company could be prohibited from making any payments on the Notes. In addition, the indenture governing the Notes (the "Indenture") is expected to contain a number of restrictive covenants relating to the Company.

CONTROLLING STOCKHOLDER

  As of March 31, 1998 affiliates of Apollo Advisors, L.P. (collectively, "Apollo") beneficially own approximately 35.9% of the outstanding Common Stock prior to giving effect to the Recapitalization. By reason of such percentage ownership, Apollo may have significant control over the management and policies of the Company.

  The level of ownership of the outstanding Common Stock by Apollo may have the effect of making more difficult or of discouraging, absent the support of Apollo, a proxy contest, a merger involving the Company, a tender offer, an open market purchase program or purchases of the Common Stock that could give holders of such stock the opportunity to realize a premium over the then prevailing market price for their shares of the Common Stock.

LITIGATION AND CONTINGENT OBLIGATIONS

  Prior to July 14, 1995, Samsonite was a principal subsidiary of Astrum International Corp. ("Astrum"), a holding company which owned Samsonite and other corporations. On July 14, 1995, Astrum merged with the Company and changed its name to Samsonite Corporation. In May 1993, the United States Bankruptcy Court for the Southern District of New York confirmed Astrum's Chapter 11 Plan of Reorganization, pursuant to which Astrum effected a comprehensive restructuring that, among other things, created certain contingent obligations. In addition, the Company is a party to certain currently pending litigation, including a recently filed purported class action lawsuit. See Note 14 to the Company's consolidated financial statements included in the Company's January 31, 1998 Form 10-K (incorporated by reference herein) for a description of these matters.

FRAUDULENT CONVEYANCE RISKS

  The incurrence by the Company of indebtedness, including indebtedness in connection with the New Credit Facility and the Notes, and the subsequent transfer of a portion of the proceeds thereof to the Company's stockholders to purchase Common Stock in the Tender Offer, may be subject to review under relevant federal and state fraudulent conveyance statues in a bankruptcy, reorganization or rehabilitation case or similar proceeding or in a lawsuit by or on behalf of unpaid creditors of the Company. Under these fraudulent conveyance statues, if a court were to find that, at the time of the Recapitalization, (i) the Company incurred the indebtedness and purchased the Common Stock in the Tender Offer with the intent of hindering, delaying or defrauding current or future creditors or (ii)(a) the Company received less than reasonably equivalent value or fair consideration in connection with the Recapitalization, and (b) the Company (1) was insolvent or was rendered insolvent by reason of the Recapitalization, including the incurrence of the indebtedness related thereto, (2) was engaged in a business or transaction for which its assets constituted unreasonably small capital, (3) intended to incur, or believed that it would incur, obligations beyond its ability to pay as such obligations matures (as the foregoing terms are defined in or interpreted under the fraudulent conveyance status) or (4) was a defendant in an action for money damages, or had a judgment for money damages docketed against it (if, in either case, after final judgment the judgment is unsatisfied), such court could determine to invalidate such indebtedness, in whole or in part, as a fraudulent conveyance or subordinated such indebtedness to existing or future creditors of the Company.

IMPLEMENTATION OF BUSINESS STRATEGY; FORWARD-LOOKING STATEMENTS

  The Company's business strategy includes plans to broaden product offerings and channels of distribution, strengthen marketing and product innovation, continue worldwide expansion, reduce excess working capital and resolve U.S. wholesale issues. The Company's strategic plan should be considered in light of the risks and expenses associated with implementing these strategies.
Successful implementation of these strategies will depend on numerous factors, many of which are beyond the Company's control, including economic, competitive and other conditions and uncertainties and the ability to retain qualified management personnel. No assurance can be given that the Company will be successful in implementing its business strategy.

  Certain statements under the captions "The Company" and "Risk Factors" and in documents incorporate herein, constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, including foreign currency fluctuations; industry capacity; changes in customer preferences; demographic changes; competition; changes in methods of distribution and technology; changes in political, social and economic conditions and local regulations, particularly in Europe and Asia; general levels of economic growth in emerging market countries such as India, China, Brazil, Argentina, and other Asian and South American countries; the loss of any significant customers; completion of new product developments within anticipated time frames; changes in interest rates; and various other factors beyond the Company's control.

LIMITATION ON NET OPERATING LOSS CARRYFORWARDS

  Following the Recapitalization, the ability of the Company to utilize its net operating loss carryforwards for United States federal income tax purposes may be subject to certain limitations. Although the Company cannot currently predict the effect of any limitation on its ability to utilize its net operating loss carryforwards, such limitation could result in additional income tax expense being recorded for financial reporting purposes if the Company determines in the future that it is likely that the limitation will affect its ability to realize net deferred tax assets related to its net operating loss carryforwards.

EFFECT OF YEAR 2000 ISSUES ON COMPANY OPERATIONS

  The Company has conducted a review of its computer systems to identify the systems that could be affected by the Year 2000 issue which results from computer programs being written using two digits rather than four to define the applicable year. Any computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, resulting in a major system failure or miscalculations. In the U.S., the Company is installing new financial, manufacturing, and distribution software which is Year 2000 compliant. These new systems are being installed in response to other business needs as well as Year 2000 issues. The Company's European division is updating its systems to be Year 2000 compliant and expects this to be completed during fiscal 1999. Other operations throughout the world are generally using recently purchased software which is Year 2000 compliant. The Company estimates it will spend approximately $7 million in the U.S. for new systems by the end of fiscal 1999; costs incurred in Europe and the remainder of the world for Year 2000 compliance are not expected to be material. Although the Company believes it has identified internal Year 2000 issues which might have a significant impact on operations, no assurance can be given that all such issues have been identified or will be corrected. Additionally, no assurances can be given that the Company's customers, vendors, banks or other third parties will not experience Year 2000 issues which may have a significant impact on the Company's operations.

CERTAIN ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Amended and Restated Certificate of Incorporation and Restated By-Laws, together and separately, may discourage potential acquisition proposals, delay or prevent a change in control of the Company and limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. These provisions include a classified board of directors and advance notice procedures for stockholders to nominate candidates for election as directors of the Company and to submit proposals for consideration at stockholders' meetings. Additionally, the Company has adopted a Rights Agreement as described in its Form 8-K dated as of May 13, 1998, which may prevent potential acquisitions of the Company or ownership percentages greater than 15% of the Company's outstanding stock without the cooperation and approval of the Company's Board of Directors.

SHARES ELIGIBLE FOR FUTURE SALES

  No prediction can be made as to the effect, if any, that future sales of Common Stock, or the availability of Common Stock for future sales, will have on the market price of the Common Stock prevailing from time to time. Sales in the public market of substantial amounts of Common Stock (including shares of Common Stock acquired upon the exercise of options), or the perception that such sales could occur, could adversely affect prevailing market prices for Common Stock.

DIVIDEND POLICY

  The Company does not intend to declare any cash dividends on its Common Stock in the foreseeable future.

                              SELLING STOCKHOLDERS

  The names of the Selling Stockholders and the positions, offices and other material relationships which each Selling Stockholder has had with the Company since January 1, 1994 are as follows:

                                       POSITION HELD OR RELATIONSHIP WITH THE
        SELLING STOCKHOLDER                 COMPANY SINCE JANUARY 1, 1995
        -------------------    --------------------------------------------------------
        Luc Van Nevel          Chief Executive Officer and Director effective May, 1998
                               and President since February, 1998.  Previously, Chief
                               Operating Officer since September 1997, President of
                               Samsonite International since 1994

        Thomas R. Sandler      President, Samsonite, the Americas effective March, 1998.
                               Previously Senior Vice President, Chief Financial Officer
                               and Treasurer since joining Samsonite in May 1995

  The following tables sets forth for each Selling Stockholder listed above the number of shares of Common Stock of each such Selling Stockholder which (1) are issued and owned beneficially or of record as of April 30, 1998; (2) are not issued, but may be acquired pursuant to the Plans; and (3) are to be owned after completion of the offering, assuming that all Shares offered hereby are sold:

                                                                                  AMOUNT OF SHARES
                                          NUMBER OF SHARES                       TO BE OWNED AFTER
                      NUMBER OF ISSUED     WHICH MAY BE                           SALES OF SHARES
                     SHARES OWNED AS OF  ACQUIRED PURSUANT TO  NUMBER OF SHARES     REGISTERED
NAME                   APRIL 30, 1998         PLANS             TO BE OFFERED        HEREUNDER
-----------------    ------------------  --------------------  ----------------  -----------------
Luc Van Nevel                2,000              38,889               38,889             2,000
Thomas R. Sandler            1,500              38,889               38,889             1,500

  The preceding table reflects Selling Stockholders who are eligible to reoffer and resell Shares, whether or not they have a present intent to do so. There is no assurance that the Selling Stockholders will sell any or all of the Shares offered by them hereunder. The inclusion in the foregoing table of the individuals named therein shall not be deemed to be an admission that any such individuals are "affiliates" of the Company.

  The Prospectus may be amended or supplemented from time to time to add or delete Selling Stockholders.

                              PLAN OF DISTRIBUTION

  The Shares may be sold from time to time by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the NASDAQ Market System, on the over-the-counter market or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions. The Shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer for its account pursuant to this Prospectus; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Act in connection with such sales. In addition, any securities covered by this Prospectus which qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this Prospectus. The Company will not receive any of the proceeds from the sale of the Shares. The Company has paid the expenses of preparing this Prospectus and the related Registration Statements. The Selling Stockholders have been advised that they are subject to the applicable provisions of the Exchange Act, including without limitation, Rules 10b-5, 10b-6 and 10b-7 thereunder.

                                    EXPERTS

  The consolidated financial statements of the Company as of January 31, 1998 and 1997, and for each of the years in the three-year period ended January 31,1998, and the related financial statement schedule, have been incorporated by reference herein and in the Registration Statement on Form S-8 of which this Prospectus is a part, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 3.  INCORPORATION OF DOCUMENTS BY REFERENCE
         ---------------------------------------

  The following documents heretofore filed with the Securities and Exchange Commission (the "Commission") by the Company are incorporated herein by reference:

  (a) The Company's Annual Report on Form 10-K for the fiscal year ended January 31, 1998 filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and Reports on Form 8-K dated May 13, 1998 and May 20, 1998.

  (b) The description of the Common Stock, contained in the Company's Registration Statement on Form 8-A filed on June 14, 1994 under the Exchange Act (File No. 0-23214), including any subsequent amendment or any report filed for the purpose of updating such description.

  (c) The description of the Rights contained in the Company's Registration Statement on Form 8-A filed May 13, 1998 under the Exchange Act (File No. 0-23214), including any subsequent amendment or any report filed for the purpose of updating such description.

  All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated by reference in the Registration Statement and to be part hereof from the date of filing of such documents (such documents, and the documents enumerated above, being hereinafter referred to as "Incorporated Documents").

  Any statement contained in an Incorporated Document shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed Incorporated Document modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, as so modified or superseded, to constitute a part of this Registration Statement.

ITEM 4.  DESCRIPTION OF SECURITIES
         -------------------------

  Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL
         --------------------------------------

  Not applicable.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
         -----------------------------------------

Certificate of Incorporation and By-Laws

  The Company's Certificate of Incorporation provides that each person who is or was or had agreed to become a director or officer of the Company, or each such person who is or was serving or who had agreed to serve at the request of the Board of Directors of the Company as an employee or agent of the Company or as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including the heirs, executors, administrators or estate of such person), will be indemnified by the Company, in accordance with the Company's By-Laws, to the full extent permitted by the Delaware General Corporation Law (the "DGCL"), as the same exists or may in the future be amended from time to time. The Company's Certificate of Incorporation also specifically authorizes the Company to enter into agreements with any person providing for indemnification greater or different from that provided by the Company's Certificate of Incorporation.

  The Company's By-Laws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit, or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director, officer or employee of the Company is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or otherwise or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent acting in furtherance of the Plan or otherwise, will be indemnified and held harmless by the Company to the fullest extent authorized by the DGCL as the same exists or may in the future be amended from time to time, against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA, excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of his or her heirs, executors and administrators; however, except as described in the next paragraph with respect to Proceedings seeking to enforce rights to indemnification, the Company will indemnify any such person seeking indemnification with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Company.

  Pursuant to the Company's By-Laws, if a claim described in the preceding paragraph is not paid in full by the Company within thirty days after a written claim has been received by the Company, the claimant may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant will be entitled to be paid also the expense of prosecuting such claim. The Company's By-Laws provide that it will be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Company) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Company to indemnify the claimant for the amount claimed, but the burden of proving such defense will be on the Company. Neither the failure of the Company (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or stockholders) that the claimant has not met such applicable standard of conduct, will be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The Company's By-Laws provide that following any "change in control" of the Company of the type required to be reported under Item 1 of Form 8-K promulgated under the Securities Exchange Act of 1934, as amended, any determination as to entitlement to indemnification will be made by independent legal counsel selected by the claimant which independent legal counsel will be retained by the Board of Directors on behalf of the Company.

  The Company's By-Laws provide that the right to indemnification and the payment of expenses incurred in defending a Proceeding in advance of its final disposition conferred in the Company's By-Laws will not be exclusive of any other right which any person may have or may in the future acquire under any statute, provision of the Company's Certificate of Incorporation, the Company's By-Laws, agreement, vote of stockholders or disinterested directors or otherwise. The Company's By-Laws permit the Company to maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the DGCL. In addition, the Company's By-Laws authorize the Company, to the extent authorized from time to time by the Company's Board of Directors, to grant rights to indemnification, and rights to be paid by the Company the expenses incurred in defending any Proceeding in advance of its final disposition, to any agent of the Company to the fullest extent of the provisions of the Company's By-Laws with respect to the indemnification and advancement of expenses of directors, officers and employees of the Company.

  The Company's By-Laws provide that the right to indemnification conferred therein will be a contract right and will include the right to be paid by the Company the expenses incurred in defending any such Proceeding in advance of its final disposition, except that if the DGCL requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a Proceeding, will be made only upon delivery to the Company of an undertaking by or on behalf of such director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to be indemnified under the Company's By-Laws or otherwise.

Indemnification Agreements

  The Company has or will enter into indemnification agreements with each of the Company's directors and officers. The indemnification agreements require, among other things, the Company to indemnify the officers and directors to the fullest extent permitted by law, and to advance to such directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. The Company will also indemnify and advance all expenses incurred by such directors and officers seeking to enforce their rights under the indemnification agreements, and cover directors and officers under the Company's directors' and officers' liability insurance. Although such indemnification agreements will offer substantially the same scope of coverage afforded by provisions in the Company's Certificate of Incorporation and the Company's By-Laws, they provide greater assurance to directors and officers that indemnification will be available because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors of the Company or by the stockholders to eliminate the rights provided therein.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED
         -----------------------------------

  Not Applicable.

ITEM 8.  EXHIBITS
         --------

Exhibit
Number     Description of Exhibits
---------  -----------------------
4(a)       Form of Agreement made as of May 15, 1996, between the Company and Luc Van
           Nevel, with respect to 38,889 shares of the common stock of the Company, $.01 par value per share, incorporated by reference from the Company's Quarterly Report on
           Form 10-Q for the three months ended April 30, 1996 (File No. 0-23214).

4(b)       Form of Agreement made as of May 15, 1996, between the Company and Thomas R.
           Sandler, with respect to 38,889 shares of the common stock of the Company, $.01 par value per share, incorporated by reference from the Company's Quarterly Report on
           Form 10-Q for the three months ended April 30, 1996 (File No. 0-23214).

5          Opinion of D. Michael Clayton, Esq.

23(a)      Consent of D. Michael Clayton, Esq. (included in his opinion filed as Exhibit 5).

23(b)      Consent of KPMG Peat Marwick LLP.


ITEM 9.  UNDERTAKINGS
         ------------

  The registrant hereby undertakes:

  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

     (i)   To include any prospectus required by Section 10(a)(3) of the Act;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (i) and (ii) shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

  (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  (4) That, for purposes of determining any liability under the Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (5) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6 or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by itself is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Denver, State of Colorado, on May 28, 1998.

                              SAMSONITE CORPORATION



                              By:    /s/ Luc Van Nevel
                                    _____________________________________
                                    Luc Van Nevel
                                    President and Chief Executive Officer

     KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below hereby constitutes and appoints each of Thomas R. Sandler and D. Michael Clayton his true and lawful attorney-in-fact and agent, each with full power of substitution and revocation, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, the Securities and Exchange Commission, granting unto each such attorney-in-fact and agent, full power and authority to do and perform each such and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and the foregoing Powers of Attorney have been signed on May 28, 1998, by the following persons in the capacities indicated.


     SIGNATURES            TITLE

/s/ Luc Van Nevel          President and Chief Executive Officer  (Principal
-----------------------    Executive Officer) and Director
Luc Van Nevel

                           Chairman of the Board
-----------------------
Richard R. Nicolosi

/s/ Richard H. Wiley       Senior Vice President, Chief Financial Officer,
-----------------------    and Treasurer
Richard H. Wiley

/s/ Bernard Attal          Director
-----------------------
Bernard Attal

                           Director
-----------------------
R. Theodore Ammon

                           Director
-----------------------
Leon D. Black

/s/ Robert H. Falk         Director
-----------------------
Robert H. Falk

/s/ Mark H. Rachesky       Director
-----------------------
Mark H. Rachesky

     SIGNATURES        TITLE

/s/ Robert L. Rosen    Director
---------------------
Robert L. Rosen

/s/ Marc J.Rowan       Director
---------------------
Marc J. Rowan

                       Director
---------------------
Stephen J. Solarz